

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 12, 2025

Zirui Wang
Chief Executive Officer
Ucommune International Ltd
Guang Hua Road, No 2, Tower D, Floor B1
Chaoyang District, Beijing 100026
People's Republic of China

      Re: Ucommune International Ltd
            Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2023
            Filed April 25, 2024
            File No. 001-39738

Dear Zirui Wang:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                         Sincerely,

                         Division of Corporation Finance
                         Office of Trade & Services